MADISON VENTURE CAPITAL GROUP, INC.
488 Madison Avenue, Suite 1100
New York, NY 10022

April 30, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Madison Venture Capital Group, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-142667

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Madison Venture Capital Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File Number 333-142667) together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on May 7, 2007.  The Registration Statement has not been declared effective by the Commission.

The Company seeks withdrawal of the Registration Statement as it no longer intends to offer any shares for sale at the present time.  The Company intends to file a Form 10-12G to become a reporting company.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please contact the undersigned at (212) 486-2500.

Respectfully submitted,

Madison Venture Capital Group, Inc.

By:   /s/Alan P. Fraade
Name:     Alan P. Fraade
Title:	Vice President, Principal Accounting Officer, Principal Financial Officer, Secretary and Director